SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

INLAND REAL ESTATE INCOME TRUST, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE BADGER ACQUISITION CO. 4, LLC, MPF FLAGSHIP FUND 14, LLC, COASTAL REALTY BUSINESS TRUST; SCM SPECIAL FUND 3, LP; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

457464105
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
89 Davis Road, Suite 100	89 Davis Road, Suite 100
Orinda, California 94563	Orinda, California 94563
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$23,300,000	$2,900.85
*	For purposes of calculating the filing fee only. Assumes the purchase of 2,000,000 Shares at a purchase price equal to $11.65 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2900.85
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: September 10, 2018

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 to TENDER OFFER

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC; SCM Special Fund 3, LP (collectively the "Purchasers") to purchase up to 2,000,000 shares of common stock (the "Shares")  in Inland Real Estate Income Trust, Inc. (the "REIT"), the subject company, at a purchase price equal to $11.65 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated September 10, 2018 (the "Offer Date") and the related Assignment Form.

The Offer is hereby amended to clarify two points.  First, the Purchasers acknowledge that they cannot avoid taking action on any offer condition under Section 13 when it is "triggered" and must take any allowable action, or waive the condition, promptly after such condition is "triggered."  Second, the first paragraph of Section 16 is hereby amended as follows:

Section 16. Miscellaneous.  THE OFFER IS NOT BEING MADE TO SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.  THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER WOULD BE ILLEGAL.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated September 10, 2018*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated September 10, 2018*
(a)(4)	Form of advertisement in Investor's Business Daily*
* filed previously

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2018

MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director